UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 1, 2016

PROQR THERAPEUTICS N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 1, 2016, ProQR Therapeutics N.V. issued two press releases titled, “ProQR’s Drug Candidate QR-110 for Leber’s Congenital Amaurosis Type 10 Receives EMA and FDA Orphan Drug Designation” and “ProQR Announces Presentations at the European CF Conference and the JMP Life Science Conference.” Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 1, 2016	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapuetics N.V. dated June 1, 2016, titled “ProQR’s Drug Candidate QR-110 for Leber’s Congenital Amaurosis Type 10 Receives EMA and FDA Orphan Drug Designation.”

99.2	Press Release of ProQR Therapeutics N.V. dated June 1, 2016, titled “ProQR Announces Presentations at the European CF Conference and the JMP Life Science Conference.”